FIRST AMENDMENT TO
8% SENIOR SECURED CONVERTIBLE DEBENTURE

This FIRST AMENDMENT TO 8% SENIOR SECURED CONVERTIBLE DEBENTURE (this “Amendment”) is dated as of November 30, 2015 and entered into by and among SPHERE 3D CORP., a corporation incorporated under the laws of the Province of Ontario (the “Corporation”), the Subsidiaries of the Corporation listed on the signature pages hereto as Guarantors, and FBC HOLDINGS S.A.R.L., a company incorporated under the laws of Luxembourg (the “Holder”), and is made with reference to that certain 8% Senior Secured Convertible Debenture Due March 31, 2018 (as amended, modified or otherwise supplemented prior to the date hereof, the “Debenture”), made by the Corporation for the benefit of the Holder. Capitalized terms used herein without definition shall have the same meanings herein as set forth in the Debenture.

RECITALS

WHEREAS, the Conversion Price as to a portion of the principal of the Debenture is $7.50 per Common Share and the Conversion Price as to a portion of the principal of the Debenture is $8.50 per Common Share;

WHEREAS, the Corporation has requested that the Holder provide its consent, pursuant to Section 5.2(e) of the Revolving Credit Agreement, dated as of December 30, 2014, by and between the Corporation, Overland Storage, Inc., a California corporation, and the Holder (as amended as of July 10, 2015, the “RCA”) to the Corporation’s drawdown of the Incremental Revolving Commitment (as defined therein) (the “Consent”);

WHEREAS, as consideration for the Consent, Holder and the Corporation have agreed to lower the Conversion price of the entire amount of principal due under the Debenture to $3.00 per Common Share and to provide that, if the Revolving Line Maturity Date (as defined in the SVB Credit Agreement, is extended past February 27, 2016, then the Corporation will issue to the Holder the warrant described below.

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:

Section 1.      LOAN; CONSENT

A.      The Corporation hereby requests the Holder to consent to, and to loan to the Corporation, the full Incremental Revolving Commitment (as defined in the RCA). Subject to the Corporation’s providing the Holder with executed subscription agreements from investors in substantially the form provided by Corporation to the Holder by electronic mail on November 20, 2015 for the raising by the Corporation of at least $2,750,000 in immediately available funds through the issuance of Common Shares and/or warrants (the “Equity Raise” and the date such agreements are provided to the Holder being the “Effective Date”), the Holder hereby consents to the loan of the Full Incremental Revolving Commitment by Holder and will make such loan within one Business Day of receipt of a written request from the Corporation The Corporation and the Holder acknowledge and confirm that the Corporation shall be required to issue the warrants detailed in section 2.1(c) of the RCA in connection with such loan and as required by the RCA.

B.      The parties hereby confirm that, as a result of the funding of the full Incremental Revolving Commitment, the Incremental Revolving Commitment shall not be relevant to the determination of the amount of the Commitment Fee (as defined in the RCA) pursuant to Section 2.1(f) of the RCA.

Section 2.      AMENDMENTS TO THE DEBENTURE

2.1      Amendments to Article 1.1: Definitions

A.      With effect on and from the Effective Date, Article 1.1 of the Debenture is hereby amended by:

(i)      deleting the definition “Conversion Price” therefrom in its entirety and substituting the following therefor: “Conversion Price”: means $3.00 per Common Share, subject to adjustment in certain circumstances as provided for in Section 3.5.

(ii)      amending the definition of “Exchange” by deleting “the TSX Venture Exchange or, if not listed on the TSX Venture Exchange” in the first line of such definition and deleting the word “either” on the second line of such definition:

(iii)      deleting the definition of “New Control Person Approval” therefrom in its entirety and substituting the following therefor:

“New Control Person Approval” means that the Holder has received any required shareholder approval in accordance with the requirement of the Exchange with respect to the exercise of the conversion rights under Article 3.

B.      With effect on and from the Effective Date, Article 6.14 of the Debenture is hereby amended by deleting “$5,000,000” in the last line of such article and replacing it with “$10,000,000”.

C.      With effect on and from the Effective Date, Article 7.2 of the Debenture is hereby amended by deleting such provision therefrom in its entirety and substituting the following therefor:

“(a) Shareholder Approvals. To the extent required by or necessary under Nasdaq Rule 5635 or any other law, rule or regulation, the Corporation shall call and hold a meeting of its shareholders, as promptly as reasonably practicable after the date hereof, but no later than 31 July 2016, to vote on proposals (collectively, the “Shareholder Proposal”) to approve the issuance Common Shares to the Holder in connection with the conversion of the Debentures into Common Stock and any other matters related thereto. The Board of Directors shall recommend to the Corporation’s shareholders that such shareholders approve the Stockholder Proposal, and shall not modify or withdraw such resolution. In connection with such meeting, the Corporation shall promptly prepare and file with a proxy statement, shall use its reasonable best efforts to solicit proxies for such shareholder approval and shall cause a definitive proxy statement related to such shareholders’ meeting to be mailed to the Corporation’s shareholders as promptly as practicable after clearance by any required regulatory authority. The Corporation agrees that each proxy statement referred to in this paragraph shall comply in all material respects with the requirements of the United States Securities and Exchange Commission and all applicable laws and regulations. The Corporation shall consult with the Holder prior to mailing any proxy statement, or any amendment or supplement thereto, and provide the Holders with a reasonable opportunity to comment thereon. In the event that the approval of the Shareholder Proposal is not obtained at such shareholders’ meeting, the Corporation shall include a proposal to approve (and, the Board of Directors shall recommend approval of) such Shareholder Proposal at a meeting of its shareholders (which may be an annual meeting) no less than once in each six (6)-month period after such meeting until such approval is obtained or made, and otherwise in accordance with the provisions hereof.

(b) Listing. The Corporation shall take all action reasonably necessary to effect the listing of the Common Shares issuable upon conversion of the Debenture on Nasdaq or such other exchange or market as the Common Shares is at any time traded. The Corporation will use its best efforts to continue the listing and trading of its Common Shares on Nasdaq and, in accordance, therewith, will use its best efforts to comply in all respects with the Corporation’s reporting, filing and other obligations under law and the bylaws or rules of such market or exchange, as applicable.

(c) Reservation of Shares. The Corporation shall at all times reserve and keep available out of its authorized but unissued Common Shares, solely for the purpose of providing for the conversion of the Debenture, such number of Common Shares as shall from time to time equal the number of shares sufficient to permit the conversion of the Debenture and accrued interest in full. The Corporation covenants that all Common Shares issuable upon conversion of the Debenture shall, upon such issue, be duly and validly issued and fully paid and non-assessable. The Corporation will use its best efforts to obtain any authorization, consent, approval or other action by, and shall make any filing with any court or administrative body that may be required or advisable under, applicable laws and regulations in connection with the issuance of Common Shares of Common Stock to the Holder upon conversion of the Debenture.”

(d) Issuance of Warrants. If the Revolving Line Maturity Date (under and as defined in the SVB Credit Agreement) is extended past February 27, 2016, the Corporation shall issue the Holder a warrant to purchase 500,000 Common Shares of the Corporation at a price per share equal to 110% of the closing price of the Common Shares on the Business Day immediately prior to the date of such extension, otherwise in substantially the form attached to the RCA as Exhibit B thereto.

D. With effect on and from the Effective Date, Section 8.1 of the Debenture is hereby amended by adding the following clause (k) to the end of such section:

“(k) the Equity Raise (as defined in the amendment agreement between the Holder and the Corporation dated on or around November 30, 2015) has not been completed on or before December 15, 2015.”

Section 3.      REPRESENTATIONS AND WARRANTIES

In order to induce the Holder to enter into this Amendment and to amend the Debenture in the manner provided herein, the Corporation represents and warrants to the Holder that the following statements are true, correct and complete:

A.      Conditions to Incremental Revolving Commitment.

(i)      The representations and warranties contained in Article IV of the RCA or any other Loan Document (as defined in the RCA) are correct in all material respects when made and on and as of the date hereof as though made on and as of the date hereof except to the extent any such representation or warranty expressly relates to an earlier date (in which case, such representation and warranty was true and correct in all material respects as of such earlier date).

(ii)      No event or condition has occurred and is continuing, or would result from the Corporation’s borrowing of the Incremental Revolving Commitment, which constitutes an Event of Default (as defined in the RCA) or Potential Event of Default (as defined in the RCA).

(iii)      Since the date on which the most up to date audited financial statements of the Corporation were furnished to the Holder , there has not occurred, or been threatened, any Material Adverse Effect (as defined in the RCA).

B.      Corporate Power and Authority. Each of the Corporation and the Guarantors has all requisite corporate power and authority to enter into this Amendment and to carry out the transactions contemplated by, and perform its obligations under, the Debenture as amended by this Amendment (the “Amended Agreement”).

C.      Authorization of Agreements. The execution and delivery of this Amendment and the performance of the Amended Agreement have been duly authorized by all necessary corporate action on the part of the Corporation.

D.      No Conflict. The execution and delivery by the Corporation of this Amendment and the performance by the Corporation of the Amended Agreement do not and will not (i) violate any provision of any law or any governmental rule or regulation applicable to the Corporation, the organizational documents of the Corporation or any order, judgment or decree of any court or other agency of government binding on the Corporation, (ii) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any material agreement of the Corporation, (iii) result in or require the creation or imposition of any Lien upon any of the properties or assets of the Corporation, or (iv) require any approval of stockholders or any approval or consent of any Person under any material agreement of the Corporation, except for such approvals or consents which have been obtained.

E.      Governmental Consents. The execution and delivery by the Corporation of this Amendment and the performance by the Corporation of the Amended Agreement do not and will not require any registration with, consent or approval of, or notice to, or other action to, with or by, any federal, state or other governmental authority or regulatory body.

F.      Binding Obligation. This Amendment has been duly executed and delivered by the Corporation and this Amendment and the Amended Agreement are the legally valid and binding obligations of the Corporation, enforceable against such Loan Party in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability.

G.      Incorporation of Representations and Warranties From Debenture. The Corporation’s representations and warranties contained in Article 6 of the Debenture are and will be true, correct and complete in all material respects on and as of the date hereof to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case they were true, correct and complete in all material respects on and as of such earlier date.

H.      Absence of Default. No event has occurred and is continuing or will result from the consummation of the transactions contemplated by this Amendment that would constitute an Event of Default.

Section 4.      CONFIRMATION OF GUARANTEE AND SECURITY

A.      By executing this Amendment each Guarantor confirms it received a copy of the Amendment and consents to the provisions of the Debenture as amended by the Amendment including any amendment to the obligations guaranteed made by the Amendment. Each Guarantor confirms that the guarantee remains in full force and effect and that the guaranteed obligations include all obligations and liabilities of the primary obligor to the beneficiary under the Debenture as amended by this Amendment.

B.      The Corporation confirms that the Debenture (a) ranks as a continuing security for the payment and discharge of the liabilities owing to the Holder pursuant to the Debenture including, without limitation, all present and future monies, obligations and liabilities owed by the Corporation to the Holder, whether actual or contingent and whether owed jointly or severally, as principal or surety and/or in any other capacity, under or in connection with the Debenture and in accordance with the provisions thereof; and (b) shall continue in full force and effect in all respects and the Debenture and this agreement shall be read and construed together.

Section 5.      MISCELLANEOUS

A.      Reference to and Effect on the Debenture.

(i)      On and after the date hereof, each reference in the Debenture to “this Debenture”, “hereunder”, “hereof”, “herein” or words of like import referring to the Debenture shall mean and be a reference to the Debenture, as amended by this Amendment.

(ii)      Except as specifically amended by this Amendment, the Debenture shall remain in full force and effect and is hereby ratified and confirmed.

B.      Headings. Section and subsection headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose or be given any substantive effect.

C.      Applicable Law. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK (INCLUDING WITHOUT LIMITATION SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK), WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES.

D.      Counterparts; Effectiveness. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument; signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document. This Amendment shall become effective upon the execution of a counterpart hereof by the Corporation and the Holder and receipt by the Corporation and the Holder of written or telephonic notification of such execution and authorization of delivery thereof.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

SPHERE 3D CORP., as the Corporation

By:
Name:
Title:

SPHERE 3D INC., as Guarantor

By:
Name:
Title:

V3 SYSTEMS HOLDINGS, INC, as
Guarantor

By:
Name:
Title:

OVERLAND STORRAGE, INC, as
Guarantor

By:
Name:
Title:

TANDBERG DATA HOLDINGS SARL,
as Guarantor

By:
Name:
Title:

FBC HOLDINGS S.À R.L., as Holder

By:
Name: Manacor (Luxembourg) S.A
Title:

By:
Name: Cyrus Capital Partners, LP
Title: Manager B